UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2005
OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to                     .
Commission file number: 0-024399
A.	Full title of the plan and the address of the plan, if different from that of the issuer below:
THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Community Financial Corp.
275 Federal Plaza West
Youngstown, Ohio 44503

REQUIRED INFORMATION
The following financial statements and supplemental schedule for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:
Description:
Contents of Financial Statements
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
     Statement of Net Assets Available for Benefits at December 31, 2005 and December 31, 2004.
     Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005.
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Crowe Chizek and Company LLC Independent Auditors

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
December 31, 2005 and 2004

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
Youngstown, Ohio
FINANCIAL STATEMENTS
December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Home Savings and Loan Company
401(k) Savings Plan
Youngstown, Ohio
We have audited the accompanying statements of net assets available for benefits of the Home Savings and Loan Company 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
Columbus, Ohio May 20, 2006

1.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS
Investments (Note 4)
Shares of registered investment companies	$11,132,926	$9,659,881
Shares of money market funds	6,782	33,297
United Community Financial Corp. common stock	5,733,094	4,986,408
Loans to plan participants	341,257	274,496

	17,214,059	14,954,082
Receivables
Due from broker	6,202	2,702
Participant contributions	39,372	160,892
Employer contribution	14,568	106,223

	60,142	269,817
Cash	66,331	3,211

Total assets	17,340,532	15,227,110
LIABILITIES
Due to broker	76,426	138,948

NET ASSETS AVAILABLE FOR BENEFITS	$17,264,106	$15,088,162

See accompanying notes to financial statements.

2.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$734,077
Interest and dividends	546,503

1,280,580
Contributions
Employer	464,083
Participant	1,260,447
Rollovers	170,398

1,894,928

Total additions	3,175,508
Deductions from net assets attributed to:
Benefits paid to participants	993,807
Administrative expenses	5,757

Total deductions	999,564

Net increase	2,175,944
Net assets available for benefits
Beginning of year	15,088,162

End of year	$17,264,106

See accompanying notes to financial statements.

3.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — DESCRIPTION OF PLAN
The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General: The Plan was established by The Home Savings & Loan Company (Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan upon completion of six months of service and after reaching age 20, if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.
Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2005 and 2004, the Company matched 50% of up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.
Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of (a) the Company’s contributions, (b) net investment earnings, (c) withdrawals, and (d) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.
Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest %

Less than 1	0%
1	0%
2	0%
3	100%
Forfeited Accounts: At December 31, 2005 and 2004, forfeited non-vested accounts totaled $3,961 and $3,797, respectively. These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants. During 2005, forfeitures of $13,250 were used to reduce employer contributions.

(Continued)

4.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.
Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of their employee deferral account balances. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.
Participant Loans: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% as of the beginning of the quarter.
NOTE 2 – SUMMARY OF ACCOUNTING POLICIES
Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investment Valuation and Income Recognition: The Plan’s investments other than participant loans are stated at fair value as measured by quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.
Payment of Benefits: Benefits are recorded when paid.
Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, money market funds and common stock of the parent of the Company (United Community Financial Corp.). The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

5.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)
Concentration of Credit Risk: At December 31, 2005, approximately 33% of the Plan’s assets were invested in United Community Financial Corp. common stock.
NOTE 3 – RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.
NOTE 4 – INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31, 2005
	Units or Shares	Fair Value

United Community Financial Corp. common stock	485,444	$5,733,094
Registered Investment Companies
American Investment Company of America Fund	31,516	988,350
American Fundamental Investors Fund	28,445	1,006,969
Victory Diversified Stock Fund	61,336	1,039,037

	December 31, 2004
	Units or Shares	Fair Value

United Community Financial Corp. common stock	445,215	$4,986,408
Registered Investment Companies
American Investment Company of America Fund	29,087	894,414
American Fundamental Investors Fund	29,483	950,831
AIM Charter Fund	69,885	895,226
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Shares of registered investment companies	$467,261
United Community Financial Corp. common stock	266,816

$734,077

6.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Most administrative expenses of the Plan are paid for by the Company. The Plan paid fees of $5,757 to Invesmart for administrative services. Approximately $159,973 of cash dividends were paid to the Plan by United Community Financial Corp. during 2005 based on shares held by the Plan on the dates of declaration. United Community Financial Corp. is the parent of the plan sponsor.
At year-end, the Plan held the following party-in-interest investments (at fair value):

	2005	2004

United Community Financial Corp. common stock	$5,733,094	$4,986,408
Loans to plan participants	$341,257	$274,496
NOTE 6 – TERMINATED PARTICIPANTS
Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $54,750 and $0 at December 31, 2005 and 2004, respectively.
NOTE 7 – TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated February 14, 2005, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.

SUPPLEMENTAL SCHEDULE

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 41 — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of Plan Sponsor:	The Home Savings & Loan Company

Employer identification number:	34-0296160

Three digit plan number:	001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

		Common stock
*	United Community Financial Corp.	Common stock, 485,444 shares	**	$5,733,094

				5,733,094

		Shares of registered investment companies
	Pioneer Investments	Pioneer Mid-cap Value Fund, 13,430 shares	**	313,463

	Victory Funds	Victory Diversified Stock Fund, 61,336 shares	**	1,039,037

	AIM Investments	AIM International Growth Fund, 17,373 shares	**	407,923

	Alliance Capital Management	Alliance Bernstein Fund, 36,535 shares	**	607,583

	Alliance Capital Management	Alliance Technology Fund, 3,531 shares	**	211,293

	American Funds	American Balanced Fund, 34,017 shares	**	606,183

	American Funds	The Bond Fund of America, 20,499 shares	**	270,995

	Davis Funds	Davis New York Venture Fund, 22,900 shares	**	771,726

	American Funds	EuroPacific Growth Fund, 9,661 shares	**	397,078

	American Funds	Fundamental Investors Fund, 28,445 shares	**	1,006,969

	American Funds	The Growth Fund of America, 24,962 shares	**	770,318

*	-Denotes party-in-interest.

**	-All investments are participant directed, therefore, historical cost information is not required.
(Continued)

8.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 41 — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of Plan Sponsor:	The Home Savings & Loan Company

Employer identification number:	34-0296160

Three digit plan number:	001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	American Funds	The Investment Company of America Fund, 31,516 shares	**	$988,350

	American Funds	American Funds Company Class A Fund, 8,859 shares	**	312,472

	MFS Investment Management	MFS Total Return Fund, 40,575 shares	**	623,633

	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund, 8,001 shares	**	301,786

	Franklin Templeton Investments	Franklin U.S. Government Securities Fund, 41,708 shares	**	271,936

	American Funds	AMCAP Fund, 39,547 shares	**	756,134

	Seligman	Seligman Communications & Information Fund, 7,603 shares	**	207,477

	Franklin Templeton Investments	Templeton Foreign Fund, 31,060 shares	**	393,837

	Pimco Advisors	Pimco Low Duration Fund, 27,872 shares	**	278,446

	Federated Funds	Federated Government Obligations Fund, 596,287 shares	**	596,287

				11,132,926

		Shares of money market funds
	AIM Investments	AIM Money Market Cash Reserves Fund, 6,782 shares	**	6,782

				6,782

*	Participant loans	Participant loans with interest rates ranging from 5% — 8%		341,257

				$17,214,059

*	-Denotes party-in-interest.

**	-All investments are participant directed, therefore, historical cost information is not required.

9.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN

	By:	The Home Savings and Loan Company of Youngstown, Ohio

	Its:	Administrator

Date: June 29, 2006		/s/ David G. Lodge David G. Lodge, President and COO

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Crowe Chizek and Company LLC Independent Auditors